SAMSON OIL & GAS PROVIDES AN OPERATIONAL UPDATE

Denver 1700 hours March 28th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) provides an operational update of three projects that are currently planned or that are underway.

Ripsaw #1 (95% working interest)

Ripsaw #1 which is located 50 miles north-west of Houston in Grimes County, Texas, as of 0600 hours CST, was drilling ahead at 3,933 approximately 750 feet above the target. The well is being directionally drilled from a surface location which is to the west of the subsurface target and therefore the well track is an “S” shape. The directional drilling is proceeding as planned and the target is expected to be intersected later this evening.

Gene #1-22H (30.6% working interest)

The Gene #1-22H well located in Williams County, North Dakota was drilled as a 5,500 foot horizontal in the Middle Bakken Formation and was completed with a series of external casing packers such that a “plug and perf”, 16 stage fracture stimulation can be undertaken, This operation is scheduled to commence on Wednesday March 31st and is expected to take 6 days to complete. The two day delay has been caused by the need for the stimulation contractor to undertake repairs on equipment that was used on the previous job.

State GC#2 (37% working interest)

As previously advised the State GC #2 well which is located in Lea County, New Mexico is being recompleted in three Bone Spring Formation zones. These zones have been perforated and the well placed on pump to remove the fluids used to break down the perforations. The well is producing oil at a rate of between 15 and 30 BOPD. This rate indicates, as expected that the zones are capable of oil production but have low permeability and will therefore require a fracture stimulation which is currently planned for April. Previous experience in this area suggests that a stimulation should achieve around a 5 times multiple of the un-stimulated rate.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.553 per ADS on March 26th 2010 the company has a current market capitalization of approximately US$ 35.6 million.  Correspondingly, based on the ASX closing price of A$0.032 on March 26h, 2010, the company has a current market capitalization of A$41.4 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 3 03 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.